Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Eldorado Resorts, Inc. for the registration of 6% Senior Notes due 2025, and to the incorporation by reference therein of our report dated July 19, 2017, with respect to the consolidated balance sheets as of April 23, 2017 and April 24, 2016, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the fiscal years ended April 23, 2017, April 24, 2016, and April 26, 2015 of Isle of Capri Casinos, Inc., included in Eldorado Resorts, Inc.’s Current Report on Form 8-K dated September 11, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri
September 11, 2017